Filed by Mittal Steel Company N.V.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934
Subject Company: International Steel Group Inc.
Commission File No.: 333-121220

Mittal Steel Company Analyst and Investor Day 23 February 2005

Statements in this presentation that are not historical facts, including statements regarding expectations concerning market growth and development, expectations and targets for Mittal Steel's results of operations and expectations regarding the timing of the ISG transaction, and statements preceded by "believe," "expect," "anticipate," "target" or similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those implied by such forward-looking statements on account of known and unknown risks and uncertainties, including, without limitation: (1) changes in general economic, political and social conditions; (2) adverse regulatory changes; (3) fluctuations in currency exchange rates; (4) cyclicality of the steel industry; (5) increased competition; (5) availability and cost of raw materials, energy and transportation; (6) Mittal Steel's ability to realize expected cost savings from recently acquired companies within the expected time frame; (7) Mittal Steel's ability to integrate recently acquired companies; (8) labor disputes; (9) the timing of completion of the various steps needed to consummate the ISG transaction; and (10) the risks contained in Mittal Steel's Form 20-F and other filings with the Securities and Exchange Commission. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. This presentation also contains pro forma data (adjusted to give effect to the merger of Mittal Steel and ISG) for informational purposes only and does not purport to represent what Mittal Steel's results of operations or financial condition would have actually been had the merger with ISG been completed at the beginning of the period or to project Mittal Steel's results of operations or financial position for any future period. In connection with the proposed merger involving Mittal Steel and ISG, Mittal Steel has filed with the Securities and Exchange Commission a registration statement on Form F-4 that includes a preliminary proxy statement of ISG and a preliminary prospectus of Mittal Steel and other relevant documents in connection with the proposed merger involving Mittal Steel and ISG. In addition, Mittal Steel will publish and make available to shareholders of Mittal Steel, and file with Euronext Amsterdam N.V., a prospectus and shareholders circular. Investors and security holders are urged to carefully read the prospectus regarding the proposed merger when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available. Investors and security holders of Mittal Steel and ISG are urged to read the definitive proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about Mittal Steel and ISG and the proposed merger. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. Mittal Steel and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed merger. Information regarding the interests of these officers and directors in the proposed merger is included in the preliminary proxy statement/prospectus contained in the above-referenced registration statement on Form F-4 initially filed with the SEC on December 14, 2004, as amended on February 3, 2005. You may obtain documents filed with the SEC by Mittal Steel free of charge if you request them in writing from Mittal Steel Company N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at +31 10 217 8800. You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group Inc., 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430. Disclaimer

Introductions Lakshmi N. Mittal Chairman and CEO, Mittal Steel Company Wilbur Ross Chairman, International Steel Group Aditya Mittal President & CFO, Mittal Steel Company Rodney Mott Chief Executive, International Steel Group Lou Schorsch Chief Executive, Ispat Inland

Agenda Introduction to Mittal Steel Lakshmi N. Mittal Rationale for transaction Wilbur Ross ISG and Ispat Inland Rodney Mott Integration Lou Schorsch Financial Overview Aditya Mittal

Company Overview Largest and most global steel producer in the world Revenues of US$ 31.2 billion* Operating income of US$7.0 billion* Annual shipments of 58 million tons* Annual capacity of over 70 million tons* Market capitalization of US$ 26 billion as of 18 February 2005 Operating facilities in 14 countries, on 4 continents 160,000 employees representing more than 45 nationalities *Pro forma 2004 including ISG. All pro-forma numbers assume maximum issuance of shares. Figures do not include any purchase accounting adjustments

Company overview Mittal Steel's aim is to become the world's most admired steel institution The Company believes it is a high-margin, low-cost steel producer benefiting from significant economies of scope and scale Management has an established track record of operating steel assets, in both developed and developing markets, significantly improving their profitability and bringing them to best in class Mittal Steel's financial philosophy is based upon maintaining strong liquidity and a prudent capital structure Mittal Steel is targeting solid investment grade ratings to enhance its access to the global capital markets to diversify funding sources and reduce its cost of funds

(tons in '000) Our track record of growth *Mittal Steel figures are for 2004 and are pro forma for the transactions

Strategy Continued focus on cost Continuous improvement philosophy Capital expenditure program to optimize facilities Product development Participate in further industry consolidation Enhance long-term shareholder value Become the world's most admired steel institution

Competitive Advantages Unmatched scale and scope High-margin, low-cost producer Geographic and product diversity Integrated business model Strong financial profile - uniquely positioned for growth Proven management team Global marketing network Knowledge Management Program Award winning research and development facilities

The truly global steel company We are the only truly global steel producer with facilities on four continents Our global production is supported by a worldwide sales and marketing network

12 18 28 Shipments* (Million tons): #1 in Africa Kazakhstan, South Africa, Algeria Strategic investment announced in China** #2 producer France, Germany, Poland, Czech Republic, Romania, Bosnia, Macedonia #1 producer U.S., Canada, Mexico, Trinidad Market Positions: Operations: Mittal Steel Europe Americas Rest of World Group structure (2004) *Mittal Steel figures are for 2004 and are pro forma for the transactions **Mittal Steel is to acquire 37.7% of Hunan Valin Steel Tube & Wire Company

Our facilities * Global Europe Americas RoW - DRI Modules 9 1 6 2 - Coke Ovens 41 23 3 15 - Sintering Plants 15 8 4 3 - Blast Furnaces 33 14 12 7 - Electric Arc Furnaces 22 5 12 5 - Basic Oxygen Furnaces 40 15 17 8 - Continuous Caster 52 22 23 7 - Hot Mill 17 4 10 3 - Cold Mill 19 3 12 4 - Plate Mill 9 2 6 1 - Coating Mill 38 3 25 10 - Bar/Rod Mill 29 17 9 3 - Pipe/Tube Mill 13 12 1 - * Excludes infrastructure facilities like iron ore and coal mines, ports, power plants etc. Excludes ISG facilities.

Turnaround track record Steel shipments ('000 short tons) Steel shipments ('000 short tons) Operating subsidiary Year acquired Location Product Production process Year prior acquisition In 2004 Point Lisas 1989 Trinidad & Tobago Long EAF 395 785 Lazaro Cardenas 1992 Mexico Flat EAF 526 4,223 Hamburg 1995 Germany Long EAF 936 1,141 Contrecoeur 1995 Canada Flat/ Long EAF 1,294 1,493 Temirtau 1995 Kazakhstan Flat BOF 2,532 4,146 Ruhrort/ Hochfeld 1997 Germany Long BOF 1,553 1,479 Gandrange 1999 France Long EAF 1,361 1,307 Annaba 2001 Algeria Flat/ Long BOF 913 964 Galati 2001 Romania Flat/ Long BOF 3,352 4,462 South Africa Entered into BAA 2001 South Africa Flat/ Long BOF/EAF 5,825 6,835 Ostrava 2003 Czech Republic Flat/ Long BOF 2,804 3,192 Poland 2004 Poland Flat/ Long BOF 6,026 6,654

Our products Our extensive product portfolio includes: Flat Products - hot-rolled; cold-rolled; galvanised; tin-plate; exposed quality automotive; galvanised automotive; electrical steel; plates; pipe; tube, both seamless and welded Long Products - wire-rod; mesh; flats; structurals; blooms; billets; round ingots; straight and coiled bar; carbon steel; fastener steels; alloy-structural steels; hot and cold work tool steels; hollow drill steels; free cutting steel; wire

Product Mix Geographic Mix by destination (2004 shipments*) 58 million tons 58 million tons Our market breakdown Americas 49% Europe 28% Long Flat Tubes & Pipes 27 71 2 Long 27% Flat 71% Pipes & Tubes 2% Americas Europe ROW 49 28 23 RoW 23% *Mittal Steel figures are for 2004 and are pro forma for the transactions

Mittal Steel offers a complete product range 2004 Shipments Breakdown by Product Slabs Blooms & Billets Plates Hot Rolled Flats Cold Rolled Flats Coated Flats Wire Rod Other Long Products Pipes & Tubes 10 6 6 25 15 15 10 11 2 *Mittal Steel figures are for 2004 and are pro forma for the transactions Product Diversification

Strong Raw Material Position Mittal Steel is better protected by its own raw material supplies. Infrastructure - Deepwater ports, railways sidings, engineering workshops Raw Materials* (in million metric tones) - Year 2004 Total Requirement Captive Sources Iron Ore 45.8 18.1** DR Pellets 12.5 5.6 Coal 24.6 7.6 Coke 16.4 17.5 DRI 7.3 10.0 * Excluding ISG ** Excludes long-term contracts with agreed pricing formula

Americas

Americas highlights Largest producer in North America* Shipments: 27.6 million tons Revenues: US$15.6 billion Operating income: US$2.4 billion We believe we have highest operating margin vs. peer group We believe we have low cost in respective geographical locations with access to iron ore, coke and lake / river shipping. Captive DRI facilities of 8.3m tons per year Diverse product portfolio of high value added products Who's who of customers in the automotive and appliance sectors Technological leader in steel manufacturing with award winning research department: Advantage of JV / Strategic alliance with Nippon Steel *After completion of ISG transaction

Americas Outlook*/Strategy Inventory corrections Shipments - flat to modestly up Pricing marginally higher Completion of ISG Merger Integration of operations * First Quarter Outlook

2004 Shipments from the Americas by Product Americas - Product Diversification *Mittal Steel figures are for 2004 and are pro forma for the transactions Slabs Blooms & Billets Plates Hot Rolled Flats Cold Rolled Flats Coated Flats Wire Rod Other Long Products 16 1 5 27 22 20 4 5

Europe

Europe highlights Shipments: 18 million tons Revenues: US$9.9 billion Operating income: US$2.0 billion Second largest producer in Europe Leading producer in Central and Eastern Europe Largest coke producer in Europe Successful turnaround of Ispat Polska Stal (acquired 1Q04) Largest producers of high quality wire rods in Europe Diversified product portfolio across all product segments R&D center in Gandrange, France

European outlook*/strategy Inventory corrections Shipments - flat to modestly down Pricing higher Robust capex program aimed at moving up the value chain * First Quarter Outlook

2004 Shipments from Europe by Product Slabs Blooms & Billets Plates Hot Rolled Flats Cold Rolled Flats Coated Flats Wire Rod Other Long Products Pipes & Tubes 4 16 9 17 6 4 19 20 5 Europe - Product Diversification *Mittal Steel figures are for 2004 and are pro forma for the transactions

Rest of World

Rest of World highlights Shipments: 12 million tons Revenues: US$7.6 billion Operating income: US$2.4 billion Largest steel producer in Africa Mittal Steel Temirtau in Kazakhstan is one of the largest single site steel plants in the world - proximity to fast growing Chinese market Raw materials from captive sources and strategic long term contracts Facilities are one of the lowest cost producers and amongst the highest operating margins in the world Mittal Steel South Africa* is included in the JSE top 40 index Strategic investment in China - 37% ownership in Hunan Valin Steel Tube & Wire** *Name change subject to shareholder approval **Acquisition expected to complete by end of second quarter 2005

Rest of the World Outlook*/Strategy Correction of inventories in domestic market Shipments - flat to modestly higher Pricing marginally higher Complete strategic investments in Hunan Valin Steel Tube & Wire Potential platform for further growth in China Increase production at Mittal Steel South Africa *First Quarter outlook

2004 Shipments from RoW by Product Slabs Blooms & Billets Plates Hot Rolled Flats Cold Rolled Flats Coated Flats Wire Rod Other Long Products Pipes & Tubes 4 1 2 36 15 20 8 12 2 RoW - Product Diversification *Mittal Steel figures are for 2004 and are pro forma for the transactions

Rationale for Transaction Wilbur Ross - International Steel Group

ISG Has Led N.A.Consolidation In the late 1990s / early 2000s, the U.S. steel industry faced enormous challenges resulting in numerous bankruptcies. Highly fragmented Restrictive labor agreements High employment and retiree costs In less than three years, ISG has grown from a mere start-up to one of the largest steel companies in North America by acquiring out-of- bankruptcy the assets of six companies: LTV Steel Acme Steel Bethlehem Steel Weirton Steel Georgetown Steel Trinidad DRI

Mittal / ISG Merger Continues Consolidation Changing the entire world steel map. Mittal / ISG merger creates the largest and most global steel company in the world. Lowest-cost producer in many markets around the world. The new entity will have investment-grade characteristics. Significant vertical integration: Relatively self-sufficient in iron ore and coke Very high-quality finishing capability.

Merger Accelerates ISG's Objective Growth through acquisition Consolidation of the steel industry Global reach International presence

ISG and Inland Rodney Mott - International Steel Group

Mittal Steel - A Good Strategic Fit Similar strategic focus Growth through acquisitions Turnaround expertise Industry consolidator Successful integration of assets Like-minded: Highly productive culture Decentralized organization Motivated work force Trust and responsibility

Inland and ISG Create Largest Producer in North America Combined operations: 2004 sales of about $12 billion 2004 shipments of about 21 million tons Raw steel production capability - 27 million tons Employees - about 21,000 Major facilities - 14 Leader in product and process technology Opportunities for significant synergies

Inland Steel Acquired by Mittal Steel in 1998 2004 sales of over $3 billion 6.5 million tons raw steel production capability 6,500 employees Leader in providing advanced technological steel solutions Second largest single site steel facility in the U.S.A.

International Steel Group Founded 2002 2004 sales of about $9 billion 23 million tons raw steel production capability 15,000 employees 13 major steel-producing and finishing facilities in eight states Leader in providing advanced technological steel solutions Highly productive culture Innovative labor agreement Successfully integrated six companies

Inland and ISG Create Largest N.A. Producer Source: GS Equity Research, represents raw steel estimates for North American production only. Gerdau is pro forma for North Star acquisition % of N.A. Capacity Inland / ISG Nucor US Steel Gerdau Ameristeel Dofasco Stelco AK Steel Steel Dynamics Ipsco East 27.7 22 20 8.8 6 6 5.7 4.2 3.5 17.9% 14.2% 12.9% 5.7% 3.9% 3.9% 3.7% 2.7% 2.3%

Production Facilities Close to Key Customers Double G JV Coatesville Sparrows Point Conshohocken Burns Harbor Cleveland Lackawanna Hennepin Columbus Coatings Riverdale Indiana Harbor Steel making and processing facilities Processing facilities Research center Research Center Weirton Georgetown Inland Inland I/N Tec & Kote JV Steelton Mittal ISG Inland R&D Center

Product Mix Is Complementary Hot Rolled Cold Rolled Coated Tin Plate Long Other 6393000 2881000 3308000 844000 1489000 590000 40000 ISG Inland 15,545,000 Tons 5,585,000 Tons Hot Rolled Cold Rolled Coated Long Other 860000 2452000 1574000 642000 56000 Source: 2004 Company Data

Combined Product Mix Enhances Capabilities 21,130,000 Tons Hot Rolled Cold Rolled Coated Tin Plate Long Other East 7253000 5333000 4882000 844000 1489000 1232000 96000 West North Source: 2004 Company Data

Market Mix Is Complementary Hot Rolled 6393000 Cold Rolled 2881000 2881000 Coated 3308000 3308000 Tin 844000 844000 Plate 1489000 1489000 Long 590000 590000 Other 40000 40000 ISG Inland 15,545,000 Tons 5,585,000 Tons Automotive Construction Enery/Mining Packaging Machinery Distribution; Re-rollers Appliance/other 3400000 1900000 2000000 900000 800000 5700000 845000 Automotive Appliance/other Construction Machinery Packaging Distribution; Re-Rollers 1515000 394000 38000 360000 9000 3267000 Source: 2004 Company Data

Combined Market Mix Is Diversified 21,130,000 Tons Automotive Construction Energy; Mining Appliance/Other Packaging Machinery Distribution; Re-rollers East 4915000 1938000 2000000 1239000 910000 1160000 8967000 West North Source: 2004 Company Data

Operations Have Significant Production Flexibility 12 blast furnaces 19 basic oxygen furnaces 5 electric arc furnaces 15 continuous casters 7 hot mills 5 plate mills 12 cold mills 19 galvanizing lines 7 tin / chrome lines Rail, bar and wire rod mills

Inland's Indiana Harbor Works Second-largest plant facility in North America 1,900-acre complex on Lake Michigan, 20 miles southeast of Chicago 6.5 million tons annual raw steel-making capacity 5.6 million tons shipped in 2004 5,000 employees hot-rolled, cold-rolled and coated sheet plus bar products

ISG's Indiana Harbor Works* Among North America's largest and most modern plants 1,200-acre complex on lake Michigan, 20 miles southeast of Chicago 4 million tons annual raw steel-making capacity 2.5 million tons shipped in 2004 1,600 employees hot-rolled, cold-rolled and coated products *Excludes I/N Tek, I/N Kote and Minorca Iron ore mines

ISG's Burns Harbor Works Most modern integrated steel facility in North America 3,300-acre complex on Lake Michigan, 50 miles southeast of Chicago 4.7 million tons annual raw steel-making capacity 5.1 million tons shipped in 2004 3,700 employees hot-rolled, cold-rolled, coated and plate products

Combined Operations - Many Competitive Strengths Increased opportunities to achieve synergies Significant production flexibility Diversified market and product mix Strong customer franchise Enhanced R&D capability Innovative labor agreement Integration expertise Value-adding relationship with global parent company

Integration Lou Schorsch - Mittal Steel Company

Companies Have Unmatched Integration Experience Iron and Steel Co (Trinidad) Sibalsa (Mexico) Sidbec- Dosco (Canada) Hamburger Stahlwerke (Germany) Karmet (Kazakhstan) Thyssen Duisburg/Hamburg (Germany) Inland Steel (USA) Unimetal (France) Sidex (Romania) Annaba (Algeria) Nova Hut (Czech Republic) PHS (Poland) Iscor (South Africa) BH Steel (Bosnia) Balkan Steel (Macedonia) LTV Acme Steel Bethlehem Steel Weirton Steel Georgetown Steel Trinidad Mittal Steel Acquisition Experience ISG Steel Acquisition Experience

Integration Process Is Well Underway Our objective is to identify best practices and to extend those practices as quickly as possible to all operations. a commitment to create a business that is "best of the best" an aspiration to redefine best-practice standards of customer service and performance Formed committees in key functional areas to begin exploring opportunities to achieve synergies from this transaction. limited activities before DOJ approval on December 17 accelerated planning since the beginning of the year

Progress Is Being Made in Key Areas (examples) Operations Integration Extensive plant visits at multiple levels, sharing operational results and best practices, planning capture of improvement opportunities Facilities Optimization Identifying opportunities for lowest-cost alignment of facility capabilities with customer requirements Plant Services Evaluating specialized shops, identifying preferred contractors, and inventorying spare parts Human Resources Reviewing organizational and personnel issues, with goal of converging policies and benefits for sustainable company value Labor Relations ISG actively supporting contract negotiations to extend new labor model to Mittal Inland facility

Financial Overview Aditya Mittal - Mittal Steel Company

Mittal Steel will benefit from very strong liquidity and financial flexibility with: Cash balance of US$ 2.6bn (excluding ISG) Access to unsecured credit line of US$ 3.2bn Access to committed undrawn bank lines of US$ 1.4bn with limited restrictions Flexibility in its discretionary capital expenditure programs (up to 60% of planned capex) Very strong cash flow generation Prudent dividend payments Financial Profile

Income Statement - 2004 vs 2003 Statement of Income Data (US$ million) Full Year 2004 (Unaudited) Full Year 2003 (Unaudited) % Variance Sales 22,197 9,567 132% Depreciation 553 331 67% Operating Income 6,146 1,299 373% Operating Margin 27.7% 13.6% - Net Income 4,701 1,182 298% Basic and Diluted earnings per common share 7.31 1.83 299% Total shipments of steel products including inter-company shipments (thousand of tons) 42,071 27,446 53% Operating Profit per ton (US$) 146 47 211%

Income Statement - Q4 2004 vs Q3 2004 Statement of Income Data (US$ million) Q4 2004 (Unaudited) Q3 2004 (Unaudited) % Variance Sales 6,177 6,292 (2%) Depreciation 141 151 (7%) Operating Income 1,725 1,932 (11%) Operating Margin 27.9% 30.7% - Net Income 1,554 1,332 17% Basic and Diluted earnings per common share 2.42 2.07 17% Total shipments of steel products including inter-company shipments (thousand of tons) 10,097 11,026 (8%) Operating Profit per ton (US$) 171 175 (2%)

Liquidity and Capital Resources Working Capital Position (US$ millions) As at 31 Dec 2004 - Trade accounts receivable 2,006 - Inventories 4,013 - Other current assets 972 Total Current Assets 6,991 - Trade accounts payable 1,899 - Other current liabilities 2,340 Total Current Liabilities 4,239 Net Working Capital 2,752 Net Debt Position As at 31 Dec 2004 As at 31 Dec 2003 Gross Debt * 3,630 3,067 Cash and cash equivalent** 2,634 900 Net Debt 996 2,167 Net debt pro forma ISG 3,355 4,696 * Including dividend payable and loan from affiliate ** Including restricted cash and short-term investments Liquidity Lines Liquidity lines of US$1.5 billion as of 31 December 2004 Access to unsecured credit line of US$3.2 billion

Capital Expenditure US$ millions Full Year 2004 Q4 2004 Q3 2004 Capital Expenditure 898 376 223 Depreciation 553 141 151 2005 Anticipated capital expenditure US$1.5 billion* * Including pro forma ISG

Capital Expenditure Major projects commencing in 2005 include: Mittal Steel Poland Modernization of the hot strip mill Modernization of the wire rod mill Continuous caster Installation of new colour coating line New coke oven battery Mittal Steel South Africa Rebuilding of coke oven battery Installation of pulverized coal injection system - Blast Furnace #5 Mittal Steel Temirtau Installation of second continuous slab caster New coke oven battery #7 Installation of colour coating line Iron ore mines modernization Mittal Steel Galati Reconstruction of pickling line Reconstruction and modernization of Blast Furnace #3 Rebuilding of coke oven battery #4

Capital Expenditure Major projects in 2004 included: Mittal Steel Poland Re-commissioning of coke oven battery Installation of pulverized coal injection system Mittal Steel Temirtau Installation of first continuous slab caster Acquisition of iron ore mine Mittal Steel Galati New slab caster Reconstruction of coke oven battery Mittal Steel Annaba Installation of bar mill Mittal Canada Re-commissioning of DRI plant Mittal Steel Lazaro Cardenas RH Degasser Furnace

Recent Developments Strategic investment through 37.17% stake in Hunan Valin Steel Tube & Wire Ratings upgrades to investment grade received from Standard & Poor's, Moody's and Fitch S&P: Long-term corporate credit rating raised to BBB with positive outlook Moody's: Assigned senior implied rating "Baa3" Fitch: Assigned senior unsecured BBB with stable outlook Arranged commitments for US$3.2 billion unsecured revolving credit facility - MLA's: ABN AMRO, Citigroup, CSFB, Deutsche Bank, HSBC and UBS - Tenure: 5 years - Use of Facility: US$ 1,700 million for the cash consideration of the ISG acquisition US$ 500 million for refinancing of existing debt US$ 1,000 million for general corporate purposes

Highlights - Pro forma *ISG (US$ million) Full Year 2004 (Unaudited) Q4 2004 (Unaudited) Q3 2004 (Unaudited) Sales 31,213 8,730 8,900 Depreciation 682 172 188 Operating Income 6,954 1,977 2,272 Net Income 5,724 2,156 1,588 Basic and Diluted earnings ** per common share 8.13 3.06 2.26 Gross Debt *** 6,595 Cash and cash equivalents **** 3,240 Net Debt 3,355 Total shipments of steel products including inter-company shipments (thousand of tons) 57,616 13,925 15,065 * All pro forma numbers assume the maximum issuance of shares and figures do not include any purchase accounting adjustments. (Refer to ISG's recent press release for their financial information.) ** Calculated based on 704 million shares *** Including dividend payable and transaction consideration payable to ISG **** Including restricted cash and short-term investments

First Quarter 2005 Outlook Operating income per ton similar to Q4 2004 Marginal increase in shipments Significantly higher tax rate * Pro forma ISG

Strong financial position driven by high global demand Strategically positioned in all key markets Focused to remain low-cost, high-margin producer Upstream integration partially insulates us from input cost volatilities Strong balance sheet positions us for further growth ISG merger expected to complete by end of first quarter 2005 Hunan Valin Steel Tube & Wire strategic investment expected to complete by end of second quarter 2005 Creation of Mittal Steel has established a truly global steel company with a broad product and geographic diversification Conclusion